SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

WEGENER CORPORATION

(Name of Subject Company (Issuer))

RADYNE COMSTREAM INC.

WC ACQUISITION CORP.
(Name of Filing Person (Offeror))

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)

Richard P. Johnson
Chief Financial Officer
Radyne ComStream Inc.
3138 E. Elwood Street
Phoenix, Arizona 85034
(602) 437-9620
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$21,207,373.00	$1,715.68

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 12,341,751 shares of the common stock, par value $0.01, of Wegener Corporation, representing all of the outstanding shares of such class as of March 13, 2003 (less 100 shares of such class owned by WC Acquisition Corp.) and (ii)

1,340,425 shares reserved for issuance upon the exercise of outstanding options to purchase common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities and Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the transaction value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,715.68	Filing Party:	Radyne ComStream Inc./
WC Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed:	April 23, 2003

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rules 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on April 23, 2003, relates to an offer by WC Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Radyne ComStream Inc., a Delaware corporation (“Radyne ComStream”), to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Wegener Corporation, a Delaware corporation (“Wegener”), at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended, modified or supplemented from time to time, together constitute the “Offer”).

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except as such information is hereby amended and supplemented to the extent specifically provided herein.

     Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Offer to Purchase

Items 1-11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     1.     Section 4— “Acceptance for Payment and Payment” of the Offer to Purchase is amended by deleting the final two sentences of the first paragraph of Section 4 on page 13 of the Offer to Purchase and replacing them with the following:

     “All conditions of the Offer, other than governmental regulatory approvals, must be satisfied or waived prior to the expiration of the Offer. We expressly reserve the right, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, and thereby delay payment for, Shares following the expiration of the Offer in anticipation of the receipt of governmental regulatory approvals.”

     2.     Section 5— “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is amended by deleting the word “Certain” in the section heading of Section 5 on page 14 of the Offer to Purchase and replacing it with the word “Material.”

     3.     Section 13— “Dividends and Distributions” of the Offer to Purchase is amended by adding as a new final paragraph of Section 13 on page 21 of the Offer to Purchase, the following:

     “If we make an adjustment to the offer price in accordance with the terms of this section, we will disseminate additional tender offer materials and extend the Offer for a minimum of ten business days to allow for adequate dissemination to Wegener’s stockholders. If we make an adjustment to the other terms of the Offer in accordance with the terms of this section, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. See Section 1— “Terms of the Offer”.”

     4.     Section 14— “Conditions to the Offer” of the Offer to Purchase is amended by deleting the first sentence of the second to last paragraph of Section 14 on page 24 of the Offer to Purchase and replacing it with the following:

     “The foregoing Offer conditions in paragraphs (a) through (k) are for the sole benefit of Purchaser and Radyne ComStream and may be asserted by Purchaser or Radyne Comstream regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser or Radyne ComStream in whole or in part at any time and from time to time in their reasonable discretion; provided, that all conditions of the Offer, other than governmental regulatory approvals, must be satisfied or waived prior to the Expiration Date.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The following is hereby added to the end of Section 11— “Contacts and Transactions with Wegener; Background of the Offer” of the Offer to Purchase:

     On May 9, 2003, Wegener issued a press release responding to our letter to Wegener stockholders and reiterated its recommendation that Wegener stockholder reject the Offer.

     On May 13, 2003, Radyne ComStream issued a press release and sent a letter to Wegener’s board of directors announcing its offer to increase the cash bid price in the Offer by an aggregate of up to $1.05 million or from $1.55 per share up to $1.635 per share if Wegener’s board agreed to certain conditions. The full texts of the press release and the letter to the board are filed as Exhibits (a)(16) and (a)(17) hereto, respectively.

     On May 13, 2003, Purchaser and Radyne ComStream filed a preliminary consent solicitation document on Schedule 14A with the Securities and Exchange Commission in connection with their solicitation for the consent of the Wegener stockholders to increase the size of the Wegener board of directors to fifteen and to elect a slate of nominees proposed by the Purchaser and Radyne ComStream to fill the vacancies. The preliminary consent solicitation is filed herewith as Exhibit (a)(18). The full text of a press release issued by Radyne ComStream on May 14, 2003 with respect to the filing of the preliminary consent solicitation is filed herewith as Exhibit (a)(19).

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibits:

(a)(16)	Press Release issued by Radyne ComStream, dated May 13, 2003.
(a)(17)	Letter to Wegener Corporation Board of Directors, dated May 13, 2003.

(a)(18)	Preliminary Consent Solicitation Statement filed by Radyne ComStream Inc. and WC Acquisition Corp. on May 13, 2003 (incorporated by reference to Preliminary Consent Solicitation Statement in respect of Wegener Corporation, filed by Radyne ComStream and WC Acquisition Corp. with the Securities and Exchange Commission on May 13, 2003).
(a)(19)	Press Release issued by Radyne ComStream, dated May 14, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: May 14, 2003

RADYNE COMSTREAM INC.

By:	/s/ Robert C. Fitting

Robert C. Fitting Chief Executive Officer

WC ACQUISITION CORP.

By:	/s/ Robert C. Fitting

Robert C. Fitting President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated April 23, 2003*
(a)(2)	Form of Letter of Transmittal*
(a)(3)	Notice of Guaranteed Delivery*
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Commercial Banks and Other Nominees*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks, and Other Nominees*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(7)	Summary Advertisement as published on April 23, 2003 and appearing in the New York Times and the Atlanta Journal-Constitution*
(a)(8)	Press Release issued by Radyne ComStream, dated April 21, 2003*
(a)(9)	Letter to Wegener Corporation Stockholders, dated April 23, 2003*
(a)(10)	Complaint filed in the United States District Court for the District of Delaware on April 24, 2003*
(a)(11)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 24, 2003*
(a)(12)	Press Release issued by Radyne ComStream, dated April 28, 2003.*
(a)(13)	Press Release issued by Radyne ComStream, dated May 2, 2003.*
(a)(14)	Press Release issued by Radyne ComStream, dated May 9, 2003.*
(a)(15)	Letter to Wegener Corporation Stockholders, dated May 9, 2003.*
(a)(16)	Press Release issued by Radyne ComStream, dated May 13, 2003.
(a)(17)	Letter to Wegener Corporation Board of Directors, dated May 13, 2003.
(a)(18)	Preliminary Consent Solicitation filed by Radyne ComStream Inc. and WC Acquisition Corp. on May 13, 2003 (incorporated by reference to Preliminary Consent Solicitation Statement in respect of Wegener Corporation, filed by Radyne ComStream and WC Acquisition Corp. with the Securities and Exchange Commission on May 13, 2003).
(a)(19)	Press Release issued by Radyne ComStream, dated May 14, 2003.

(b)	None
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

*previously filed